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SEC Mail Processing Section

FEB 27 2017

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue (Address) White Plains (City) NY (State) 10604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

aub

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Carey A. Plant
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: Oct. 18, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- [redacted]
- (e) Sta[redacted] in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [redacted]
- ☐ (h) Computation for [redacted] of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- [redacted]
- ☐ (n) A report describing any material [redacted]es found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC as of December 31, 2016. This financial statement is the responsibility of Robotti & Company, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 16, 2017

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	569,874
Commissions receivable		23,804
Placement fees receivable		39,620
Securities owned, at fair value		271,799
Prepaid expenses and other assets		43,749
Deposit held at clearing broker		99,786
Furniture and equipment, less accumulated depreciation of $66,775		12,559
TOTAL ASSETS	$	1,061,191

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation costs	$	227,514
Accounts payable, accrued expenses, and other liabilities		97,305
Due to Parent and other related parties		27,471
Total liabilities		352,290
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)		
Member's equity		708,901
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,061,191

See accompanying notes to the financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Revenue is recognized once all of the following criteria have been met: persuasive evidence of an arrangement exists; the transaction has occurred; the commission is fixed or determinable; and collectability of the related receivable is reasonably assured.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets are subject to the credit risk of the clearing broker.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

Income Taxes

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. In addition, to the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liabilities companies which is computed on a standalone basis and is included in the Company's statement of operations.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2013.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

Major Customers

During 2016, three of the Company's customers accounted for approximately 43% of total commission revenue. These customers were all entities related to the Company by common ownership, management, or employment.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If asset or liability has a

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Recently Issued But Not Yet Effective Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim period within that reporting period. Early adoption is permitted. The Company is evaluating the effect of the ASU 2016-02 on its statement of financial condition and on net capital.

ASU 2014-09, *Revenue from Contracts with Customers*, applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in, ASU *Revenue Recognition (Topic 605)* and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company is evaluating the impact of the

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued But Not Yet Effective Accounting Pronouncements (Continued)

future adoption of ASU 2014-09 on the Company's statement of financial condition and on net capital.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2016, consisted of the following:

Furniture and equipment	$ 79,334
Less: accumulated depreciation	(66,775)
Furniture and equipment, net	$ 12,559

Depreciation expense for the year ended December 31, 2016, amounted to $10,261.

NOTE 3. RELATED-PARTY TRANSACTIONS

Insurance Services

Certain insurance brokerage services are provided by an entity that is owned by a family member of an officer of the Company. This officer is also the indirect majority shareholder of the Company. During the year ended December 31, 2016, the Company incurred approximately $9,000 of expenses related to insurance premiums paid to non-affiliated third-party insurance companies for services brokered by this related party.

Commission Income

For the year ended December 31, 2016, the Company earned commission income totaling approximately $631,000, from several entities related to the Company by common ownership, management, or employment. Such revenue amounted to approximately 50% of total commission income earned by the Company in 2016.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates.

Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent,

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Expense Sharing Arrangements (Continued)

Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates. Total Allocated Costs charged to the Company by the Parent in 2016, and included in the accompanying statement of operations and changes in member's equity, amounted to approximately $713,000. Total allocated costs by the Company to the Affiliates in 2016 amounted to approximately $62,000 and have been recorded as a reduction of the expenses that they relate to.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $2,000 of securities of a company in which an officer of the company serves as a director. In addition, during 2016 the Company sold its holdings in another company in which the officer was a director. The proceeds of such sale amounted to approximately $32,000. The gain on the sale of this security amounted to approximately $29,000, of which a net loss of less than $100 was recognized in the current year.

Research Services - Affiliate

The Agreement provides that the compensation costs ("Advisor Compensation Costs") of certain employees that provide research and sales services that benefit Advisors are charged to the Company. Pursuant to the Agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisor has agreed to pay the Company a 25% markup on such costs.

In 2016, such revenue to the Company amounted to approximately $194,000.

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Execution Services for Wrap Fee Accounts

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged by the Advisors a single asset-based fee ("Wrap Fee") for both advisory and trade execution services. While Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed-upon percentage that will be re-evaluated each year based on applicable costs and trade volume. Total Wrap Fees allocated to the Company in 2016 amounted to approximately $46,000 and are included in "Commissions" in the accompanying statement of operations and changes in member's equity.

Placement Services

The Company has entered into placement agent agreements with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Manager"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles. As compensation for these services, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a 5% markup. The amount due to employees is based on a percentage of management fee and incentive allocations earned by the Manager relating to interests in the vehicles placed by the Company. In 2016, such revenue to the Company amounted to approximately $34,000.

The Company has entered into an international dealer agreement (the "IDA") with the general partner and the investment adviser of two pooled investment vehicles to act as an international dealer for the sale of interests in such vehicles in Canada. The general partner and investment advisor of these pooled vehicles are affiliates of the Company. Pursuant to the terms of the IDA, these affiliates will pay the Company a fee based upon a percentage of the management fee and incentive allocation which it earns relating to interests in the vehicles placed by the Company. In 2016, the Company earned approximately $29,000 for services that it provided under the IDA. This agreement has been terminated effective December 31, 2016.

NOTE 4. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2016, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of $553,676, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 63.63% as of December 31, 2016.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the securities at a future date

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2016, the Company did not hold any short positions.

NOTE 7. EMPLOYEE BENEFIT PLAN

Pursuant to Section 408(p) of the Internal Revenue Code ("IRC"), the Parent has adopted a savings incentive match plan for employees (the "Plan"). Pursuant to the provisions of the Plan, the Parent has elected for 2016 to contribute an amount equal to 2% of wages of all employees earning at least $5,000, up to a maximum of $265,000. The Company's allocable share of such expense for the year ended December 31, 2016, totaled approximately $21,000.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 34,864	$ -	$ -	$34,864	(a)
Held at bank	1,269	-	-	1,269	(a)
Total money market funds	36,133	-	-	36,133	
Equity securities owned, at fair value:					
Consumer goods		4,725	-	4,725	(a)
Energy sector	103,376	-	-	103,376	(a)
Health care	-	14	-	14	(a)
Industrials	155,755	1,749	-	157,504	(a)
Real Estate	-	1,860	-	1,860	(a)
Total equity securities	259,131	8,348	-	267,479	
Royalty Investment:					
Energy	-	-	4,320	4,320	(b)
Total securities owned, at fair value	259,131	8,348	4,320	271,799	
Total money market funds and securities owned	$295,264	$8,348	$4,320	$307,932	

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

Money market funds, as well as long and short equity securities, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. The Level 3 investments are valued primarily using the cost approach to determine fair value.

The following table presents a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

	Royalty Investment
Balance – beginning	$ 4,320
Gain on investment	-
Shares redeemed	-
Balance – ending	$ 4,320